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                                                  Filed by WebTrends Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934
                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215

                                                         P R E S S R E L E A S E


INVESTOR RELATIONS CONTACT:                             PRESS RELATIONS CONTACT:
NANCI WERTS                                             BILL SCHNEIDER
WebTrends Corporation                                   WebTrends Corporation
503-294-7025 x 2564                                     503-294-7025 x 2362
nanciw@webtrends.com                                    bschneider@webtrends.com
                                                        HTTP://WWW.WEBTRENDS.COM


           WEBTRENDS ANNOUNCES RELEASE OF FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS AND CONFERENCE CALL TO REVIEW RESULTS AND
                           PROPOSED MERGER WITH NETIQ

PORTLAND, ORE. - JANUARY 22, 2001 - WebTrends(R) Corporation (Nasdaq: WEBT) will release its fourth quarter 2000 and year-end results on Tuesday, January 23, 2001 following the stock market close. Eli Shapira, Chairman and CEO and Jim Richardson, Senior Vice-President and CFO will review the results in a teleconference at 2:00 p.m. Pacific Standard Time that afternoon. Ching-Fa Hwang, CEO of NetIQ, and Jim Barth, CFO of NetIQ will join Shapira and Richardson, to discuss the proposed merger of NetIQ (Nasdaq: NTIQ) and WebTrends announced last week.

        The call will be available to the public via a live webcast accessed through the company's website, http://www.webtrends.com/webt/reports.htm. A dial-up replay will be available for one week at 888-562-6154.

ABOUT WEBTRENDS

        Founded in 1993, WebTrends Corporation (http://www.webtrends.com) is the leading provider of Visitor Relationship Management (VRM)(TM) and eBusiness Intelligence solutions for Internet and intranet servers and firewalls.

        WebTrends offers organizations a comprehensive set of solutions that are integrated, scalable, modular, and easy to use. Products include CommerceTrends, WebTrends Enterprise Reporting Server, WebTrends Enterprise Suite, WebTrends Professional Suite, WebTrends Log Analyzer, WebTrends Security Analyzer, WebTrends Firewall Suite and WebTrends Live, the industry's first Web traffic and eCommerce analysis eService. They are used by thousands of customers such as ISPs, ASPs, government and educational institutions and corporate clients that

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include American Express, AOL Time Warner, Bank of America, British Telecom,
GMAC Mortgage, Dow Jones & Company, EDS, IBM, Merrill Lynch & Co., Microsoft, Motorola, Washington Mutual, and TD Waterhouse.

        WebTrends' many strategic partners include Allaire, Cable & Wireless, Check Point Software, Cisco Systems, Hewlett Packard, Internet Dynamics, Lotus Development, Lucent Technologies, Microsoft, Novell, Oracle, Vignette and WatchGuard Technologies.

    WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends' shareholders with respect to the transactions contemplated by the merger agreement for the proposed NetIQ merger with WebTrends. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends Corporation contacts listed above.

    SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ AND WEBTRENDS WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

     WebTrends is a registered trademark of WebTrends Corporation. Visitor Relationship Management and VRM are trademarks of WebTrends Corporation. All brands or product names mentioned are or may be trademarks of, and are used to identify products and services of, their respective owners.